

THIS IS CLEAN

Covanta Holding Corporation 2008 Annual Report

RE
NEW
ABLE




reliable


ECONOMIC


environmental


NO
TURNS
ONE WAY


RGY
BROADWAY
ONE WAY
BREAKFAST - DINNER
AFTER THEATRE SNACKS

Covanta is an internationally recognized owner and operator of *Energy-from-Waste* and renewable energy projects. Our state-of-the-art facilities convert municipal solid waste into clean, renewable energy for communities around the world.

this is WHY

What most of the world sees as garbage, we treat as fuel. That's because we at Covanta have the technology, expertise and experience to convert municipal solid waste into clean, renewable electricity. You might say, one man's trash is truly our treasure.

Energy-from-Waste: it's a sensible way to go full-circle.

this is HOW

dear shareholders,

In this challenging economic environment, Covanta is fortunate that our current business is stable and our long-term growth prospects are strong. By producing clean energy from waste and other renewable resources, we provide services essential to local communities and beneficial to our society. Our employees are experienced and motivated; our balance sheet is healthy and our cash generation is substantial. Collectively, these attributes enable us to effectively service our clients, grow the company and increase shareholder value.

ADDRESSING PRESSING CHALLENGES

Covanta's expertise with *Energy-from-Waste (EfW)* enables us to offer solutions which help address some of today's most pressing challenges—diversifying the energy supply, protecting the environment and stimulating the economy.

Energy

As the weight of the world's populace bears down on a stressed and vulnerable planet, energy sufficiency is a key issue. Total population has doubled in the last 50 years and is predicted to increase again by 50% in the next 30 years. By then, we will have nine billion neighbors and a vastly increased global demand for efficient, affordable electricity. Today's production depends almost entirely on utilizing fossil fuels, which are finite in quantity and harm the environment during extraction and processing. And yet, as we write this letter, we are keenly aware that the recent precipitous decline in energy prices will cause some individuals to cut their alternative energy investments. We cannot fall prey to short-term thinking—we must increase the breadth of the energy portfolio to reduce the likelihood and magnitude of future energy price spikes and further environmental damage. We must find and exploit more renewable resources for electricity generation as a means to ensure sufficient supplies with minimal environmental impact. What Covanta creates—*Energy-from-Waste*—is recognized around the world to be among the best large-scale options.

TOTAL RENEWABLE ELECTRICITY SOLD
(IN MEGAWATT HOURS)



7,833,185
8,241,907
8,909,726
7M
2006
2007
2008

Environment

A climate crisis is upon us. Global warming threatens to raise our average global temperature to a level that jeopardizes mankind's prosperity and the planet's biodiversity. We must develop new technologies and deploy all existing alternatives to reduce greenhouse gas (GHG) emissions. *Energy-from-Waste* is here today: tested and proven successful on a commercial scale. In fact, the full-cycle process of creating *Energy-from-Waste* yields a net reduction in GHG emissions. Last year alone, our 38 *EfW* facilities displaced about four million tons of coal that would have otherwise been combusted to create electricity and rendered a total carbon offset of more than 17 million tons of carbon dioxide (CO_2). Since we began operations, our carbon offset has exceeded 250 million tons of GHG emissions—no small feat.

Greenhouse gas offsets are a big part of our environmental story, but they are not the only part. The increasing challenges of waste disposal and land use are of equal importance. Worldwide, communities dispose of one billion tons of waste in landfills every year. Even after recycling over 100 million tons a year, the United States alone buries 250 million tons of waste. We can, should, and will recycle more, but we'll still have huge quantities of waste remaining after recycling.

The challenge is how to manage this residual waste in the most sustainable fashion. There are only two proven choices for what's left after recycling trash: converting it to clean, renewable energy as we do, or burying it in a landfill. The latter leads to a host of problems, including the generation of methane (a GHG approximately 20 times more potent than CO_2), carbon emissions from long-haul trucking, and potential groundwater contamination while also diminishing a valuable and finite resource—open space. Landfilling also makes our current problems the problems of future generations, a violation of every tenet of sustainability. Faced with this stark comparison between *EfW* and landfilling, it's clear why we believe only *EfW* makes sense.

Economy

And finally, there's the economy, which rose to the forefront of public debate with alarming speed in 2008 as fears of a global recession became a reality. The ripple effects of job losses and plummeting consumer confidence are being felt around the world. While many businesses are cutting back, we are looking forward—towards expansion of the clean energy economy. We estimate that the construction of just one average domestic *Energy-from-Waste* facility has the potential to generate $1 billion in economic activity, creating approximately a thousand construction jobs and 100 permanent "green" jobs. With the proper support, *EfW* will be an effective contributor to putting people back to work.

There is no question these three areas of concern are inextricably linked. Their varied solutions are bound to overlap and deliver benefits in significant ways. And this is where Covanta will play an important role in the years ahead.

TOTAL WASTE PROCESSED
(IN TONS)


15,306,142
15,770,326
17,246,385
15M
2006
2007
2008

A NEW DAY FOR *EfW*

The business of processing municipal solid waste and converting it into energy is both an old and new idea. While the concept of burning trash is centuries old, early forms of uncontrolled trash incineration bear no resemblance to the earth-friendly, dual purpose, high-tech facilities we operate today—facilities that are now, according to a recent report in *The Wall Street Journal*[1], gaining recognition by local governments as viable components of their approach to an energy/environment solution. The U.S. Environmental Protection Agency (EPA) recognizes that our modern facilities produce power with *"less environmental impact than almost any other source of electricity"* and the EPA's Solid Waste Management Hierarchy recommends *EfW* over landfills. Additional support is widespread, with a small sampling of recent proponents including the U.S. Department of Energy, the European Union's Environmental Protection Agency, the Global Roundtable on Climate Change, the World Economic Forum and this endorsement for *EfW* from the U.S. Council of Mayors: *"Generation of energy from municipal solid waste disposed in a waste-to-energy facility not only offers significant environmental and renewable benefits, but also provides great energy diversity and increased energy security for our nation."*

Awareness of landfilling's harmful environmental byproducts is growing, as is opposition to the practice. The European Union is requiring a 65% reduction in landfilling of biodegradable municipal solid waste by the year 2020. Similarly, the Chinese government intends to minimize landfill usage by converting 30% of its waste into energy by 2030. Any practical approach to solving global warming must include a reduction in landfills by increased utilization of recycling and *Energy-from-Waste.*

1—Cities Give Waste-to-Energy Plants a Second Look, by Ilan Brat *The Wall Street Journal*, December 6, 2008.

While we measure the trends and effects of our industry globally, much of its true value is local. Our long-term relationships with municipalities form the stable base of our business and provide client communities with assured access to a means of sustainable waste disposal. As communities grow and waste proliferates, municipalities are seeking integrated waste management solutions. Consumers are more conscientious than ever about reducing, re-using and recycling. *Energy-from-Waste,* which constitutes the fourth "R"—recovery—not only works in concert with recycling, but has proven to elevate the cause. A recent study[2] investigating the compatibility between *EfW* and recycling shows that communities with *EfW* facilities recycle at a rate at least three-to-five percent higher than the national average. The message about the benefits of *EfW* is not going unheeded. Communities are expanding existing *EfW* facilities and implementing plans for the construction of new facilities at a level not seen in several decades.

America has a new president with an aggressive energy, environmental and economic agenda. During 2008, we worked hard to educate policy makers about the multi-faceted benefits of *EfW.* With the recently enacted stimulus bill, we were pleased to see the extension of production tax credits for all new renewable electricity generation projects, including *EfW.* Additional policy discussions are now on the table, including the setting of standards for renewable electricity generation and the reduction of GHG emissions. Covanta is actively involved in representing *EfW* in these debates, presenting its distinct benefits as a tested and proven solution.

REVENUES
(IN THOUSANDS)



$1,268,536
$1,433,087
$1,664,253
2006
2007
2008

2008: A YEAR OF DELIVERING VALUE

Covanta delivers value on many levels. We provide long-term, sustainable waste management to communities around the world. We generate clean, renewable energy for those same communities, day and night, rain or shine. We create mutually beneficial partnerships across oceans. All of these efforts lead to value creation for our shareholders.

In 2008 our financial results were in line with the guidance first issued in February 2008, before volatility in energy and commodities markets spiked and before the recession became front-page news. Revenues grew 16% to $1.7 billion. Our cash flow from operations was $403 million. We reinvested most of this cash into the business: $88 million on capital expenditures; $92 million deployed for acquisitions, equity investments and other growth-oriented initiatives and $195 million to pay down debt.

We consider ourselves fortunate—our business has prospered and we will weather the difficult times ahead. We have a highly contracted revenue stream and as those contracts expire, we are retiring project debt, putting us in the enviable position of having long-lived, debt-free assets. Furthermore, we are in an excellent position to pursue new *Energy-from-Waste* projects and opportunistically acquire strategic assets.

In addition to record financial performance, 2008 was a year of setting records with respect to our operations. Here are a few highlights:

A Milestone—In October of 2008, Covanta celebrated a significant milestone: since inception we have converted 250 million tons of waste into energy while offsetting 250 million tons of GHG emissions. The magnitude of this equates to the benefit derived from planting six billion trees, or producing enough electricity to power 11 million homes for a year. This milestone

2—*A Compatibility Study: Recycling and Waste-to-Energy Work in Concert* by Eileen Brettler Berenyi, PhD, Governmental Advisory Associates, Inc.

CASH FLOW PROVIDED BY OPERATING ACTIVITIES (IN THOUSANDS)



$318,989
$363,591
$402,607
2006
2007
2008

also represents the recycling of approximately five million tons of metal—enough to build 60 Golden Gate Bridges.

Safety—We made great progress this past year toward our goal of having each of our domestic facilities admitted to the prestigious Occupational Safety and Health Administration (OSHA) Voluntary Protection Plan (VPP) Star Program as well as the U.S. EPA Performance Track Program. We added six facilities to OSHA's VPP Star Program, raising our total to 29, and nine of our facilities were honored by the EPA's Performance Track Program, raising that total to 25. We are proud to be among the top ten participating companies in both programs.

Clean World Initiative—We embarked upon an important new initiative which we refer to as the Clean World Initiative (CWI), to embody our commitment to both sustainability and continuous improvement. CWI encompasses three key initiatives: first—research and development; second—implementing processes and technologies at our facilities to improve energy efficiency and lessen their environmental impact; and third—partnering with governments and non-governmental organizations to pursue programs that promote sustainability, reduce the use of environmentally harmful materials in commerce and communicate the benefits of *EfW.* Examples of this third initiative include our community-based programs to remove mercury from the waste stream and to reduce threats to marine life posed by abandoned fishing gear. Our membership and active participation in various environmental groups such as The Climate Registry, the California Climate Action Registry and the Global Roundtable on Climate Change are also on the upswing.

Organizational Structure—We re-aligned our business along our three primary geographic territories, each with its own President and experienced management team. What follows are highlights of the recent activity in each of these regions.

Americas—We strengthened our *EfW* portfolio by acquiring, refurbishing and restarting a 1,125 ton-per-day facility in Tulsa, Oklahoma. Extending our perfect track record, we successfully negotiated waste contract extensions in four of our U.S. facilities. We purchased two biomass facilities in Maine, increasing our gross electrical capacity from biomass by 35%. As we move through 2009, we look forward to the completion of our *EfW* expansion project in Hillsborough, Florida and to completing additional phases of the work associated with planned expansions of the Hempstead, New York and Honolulu, Hawaii *EfW* facilities.

Europe—We made significant progress advancing the 600,000 tonne-per-year *EfW* project in Dublin. Site work has begun, and full-scale construction of this marquee project is a clear priority for 2009. Led by our team of seasoned experts located in West Midlands, UK and supported by our experienced home office staff, we are aggressively pursuing at least half a dozen competitively bid *EfW* opportunities. Market momentum is building as countries move toward compliance with the European Union directive mandating a dramatic reduction in landfills, and we expect 2009 and 2010 will be very active for competitive bids in the UK and Ireland. In addition, we are developing two merchant *EfW* facilities in the UK.

Asia-Pacific—We relocated our Asia-Pacific headquarters to Shanghai, China to better focus on developing *EfW* projects in a country with significant growth prospects. Our strategy in this region is to work with local partners that share our vision and complement our strengths. In that spirit, our Sangfeng/Covanta joint venture won its first competitively bid project in China—the

600,000 tonne-per-year *EfW* facility in Chengdu, Sichuan Province. We expect to begin construction in 2009 and begin operations in 2011. Further, we recently signed an agreement to acquire a majority ownership stake in the new 400,000 tonne-per-year Fuzhou, Fujian Province *EfW* facility.

THE ROAD AHEAD

We know that energy, the environment and the economy will continue to dominate the public agenda around the globe. Because *Energy-from-Waste* offers a valuable contribution to solving each of those challenges, we see the prospect for beneficial new policies and for making significant progress on our key growth initiatives. With the number one market share in the United States, a growing presence in Europe and Asia, and an esteemed reputation for operational excellence throughout the industry, we are well-positioned to excel in this new and exciting marketplace. The compelling need to find and implement sustainable solutions has everyone at Covanta energized. We are grateful for the support we receive from municipal officials and policy makers who are advancing their communities to the forefront of sustainable waste management and renewable energy. And, we appreciate all of the hard working men and women of Covanta—it is their skill, ingenuity and commitment that makes Covanta an extraordinary company. Their teamwork and passion enable us to proceed with confidence down the road that lies ahead.



SAMUEL ZELL
Chairman of the Board of Directors



ANTHONY J. ORLANDO
President and Chief Executive Officer

from WASTE *to* WATTS

Energy-from-Waste utilizes municipal solid waste as fuel to generate clean, reliable energy. This is a sensible and proven solution to some of our most pressing concerns: securing sources of renewable energy, reducing GHG emissions and sustainably managing the disposal of municipal solid waste. Expanding the use of *EfW* will also put people back to work at productive "green" jobs.


The average American family discards enough waste after recycling to produce over 10% of their household electricity consumption.
1
2
3
4
5
6
7
8
9
10
11

SO HOW DOES IT WORK?

Waste is tipped and stored in an enclosed concrete pit (1) then picked up and loaded into a hopper (2) for transfer into a combustion chamber (3) where self sustainable combustion is maintained at extremely high temperatures. Heat from the combustion process is recovered to generate steam (4) which is utilized by a turbine generator (5) to generate electricity (6). Ash residue from both the combustion process and the air pollution control equipment is collected (7) and subsequently processed to extract metal content for recycling (8). Combustion flue gases pass through a scrubber reactor (9) to remove acid gases. The "scrubbed" gases then pass through a fabric filter (10) to remove particulate matter. The cleaned gas is continuously monitored before being emitted into the atmosphere through the stack (11).



LONG DISTANCE LANDFILL

TO/FROM LANDFILL IN OHIO:

800 MILES
3,000 LBS CO_2
130 GAL DIESEL

2 *from* LONG HAUL *to* LOCAL

Transportation that relies on fossil fuel is one of the largest generators of climate-changing GHG emissions. In an effort to reduce the detrimental effects of transportation, many Americans are returning to a traditional approach to everyday living—shopping, farming and eating "local". *Energy-from-Waste* is the perfect *local* solution to sustainable waste management. Municipal solid waste (MSW) is trucked only a few miles before it is converted into clean, renewable energy. Conversely, when MSW is landfilled, waste is frequently trucked hundreds of miles before it is buried in the ground, exacerbating the already negative environmental impact of landfills.

Calculations based on 22.5 tons of waste per truck, averaging 6 miles per gallon.

NEW YORK CITY

LOCAL SOLUTION

TO/FROM COVANTA ESSEX *EfW* FACILITY
IN NEWARK, NJ:

16 MILES
75 LBS CO_2
3 GAL DIESEL

Each day, our Essex NJ facility receives approximately **2,300** tons of waste—over 100 truck loads per day. Through local *EfW* processing, instead of transporting that waste to a distant landfill, approximately **12,500** gallons of diesel would be conserved and **150** tons of CO_2 emissions would be avoided every day!

A POWERFUL DIFFERENCE


7%
29%
64%
UNITED STATES
5%
40%
55%
DENMARK
1%
32%
67%
GERMANY
Energy-from-Waste
Recycling/Composting
Landfill Waste

3 *from* LAND OF PLENTY *to* PLENTY OF LAND

Land is something the United States has in abundance. But like fossil fuels, we are learning that it is not unlimited. As our population expands, we need to use land wisely for living and working, and to preserve open spaces for the protection of natural habitats and our ability to enjoy them. We must learn from our sister nations who have dealt with limited land for centuries. *Energy-from-Waste* is a leading approach to sustainable waste management in countries where land is scarce and highly valued.


250 MILLION TONS OF POTENTIAL
Energy-from-Waste
·175M MWh of electricity
·Cleansed emissions
·Reclaimed recyclables
250M TONS
OF TRASH
·Thousands of acres for landfill
·Methane emissions
·Potential water contamination
·Burden on next generation
Landfill

4 *from* HARMFUL *to* HELPFUL

Energy-from-Waste is potential energy. After recycling, there are only two proven choices for the remaining waste—bury it or convert it to electricity. Currently 90% of the trash in the U.S., after recycling, goes into landfills, consuming thousands of acres of land every year. Once in the ground, this trash decays, releasing methane into the atmosphere—a greenhouse gas approximately 20 times more potent than CO_2. If the other path were taken, this 250 million tons of trash would generate 175M megawatt hours of clean electricity. This is the choice that makes sense.



from SCARCE *to* SUSTAINABLE

Using fossil fuels as a source of energy seemed like a good idea a century ago, when demand was smaller, the resource abundant and concerns about climate change almost non-existent. We now live on a planet that is more crowded and whose scarce resources are being depleted. We are realizing the imminent need to identify alternative, renewable energy sources. *Energy-from-Waste* is here, now and ready to go—a technologically advanced, sustainable means of generating power from common garbage, that can quickly be deployed to reduce our reliance on fossil fuels.



6 *from* POLLUTION *to* SOLUTION

Every day, *Energy-from-Waste* offsets one ton of greenhouse gas emissions for every ton of trash that gets processed. In our twenty-plus years on the job, we have converted 250 million tons of waste into energy, offsetting 250 million tons of GHG emissions. This is the beneficial equivalent of planting six billion trees, saving thousands of acres from becoming landfills, or powering 11 million homes for a year. During this time, we also recycled approximately five million tons of metal—enough to build 60 Golden Gate Bridges.

SELECTED FINANCIAL DATA
STATEMENTS OF INCOME DATA

(In thousands, except per share amounts)
For the Years Ended December 31,

OPERATING REVENUES	**2008**	**2007**	**2006**
Waste and service revenues	$ 934,527	$ 864,396	$ 817,633
Electricity and steam sales	660,616	498,877	433,834
Other operating revenues	69,110	69,814	17,069
Total operating revenues	1,664,253	1,433,087	1,268,536
OPERATING EXPENSES			
Plant operating expenses	999,674	801,560	712,156
Depreciation and amortization expense	199,488	196,970	193,217
Net interest expense on project debt	53,734	54,579	60,210
General and administrative expenses	97,016	82,729	73,599
Insurance recoveries, net of write-down of assets	(8,325)	–	–
Other operating expenses	66,701	60,639	2,594
Total operating expenses	1,408,288	1,196,477	1,041,776
Operating income	255,965	236,610	226,760
OTHER INCOME (EXPENSE):			
Investment income	5,717	10,578	11,770
Interest expense	(46,804)	(67,104)	(109,507)
Loss on extinguishment of debt	–	(32,071)	(6,795)
Total other expenses	(41,087)	(88,597)	(104,532)
Income before income tax expense, minority interests and equity in net income from unconsolidated investments	214,878	148,013	122,228
Income tax expense	(92,227)	(31,040)	(38,465)
Minority interests	(6,961)	(8,656)	(6,610)
Equity in net income from unconsolidated investments	23,583	22,196	28,636
Net Income	$ 139,273	$ 130,513	$ 105,789
Weighted average common shares outstanding—basic	153,345	152,653	145,663
Weighted average common shares outstanding—diluted	154,732	153,997	147,030
Earnings per share of common stock–basic	$ 0.91	$ 0.85	$ 0.73
Earnings per share of common stock–diluted	$ 0.90	$ 0.85	$ 0.72

BALANCE SHEET DATA

(In thousands)
As of December 31,

ASSETS	2008	2007	2006
Cash and cash equivalents	$ 192,393	$ 149,406	$ 233,442
Restricted funds held in trust	324,911	379,864	407,921
Property, plant and equipment, net	2,530,035	2,620,507	2,637,923
Total assets	4,279,989	4,368,499	4,437,820
LIABILITIES AND STOCKHOLDERS' EQUITY			
Long-term debt	$ 1,012,887	$ 1,019,432	$ 1,260,123
Project debt	1,078,370	1,280,275	1,435,947
Total liabilities	3,092,856	3,301,664	3,655,987
Stockholders' equity	1,152,119	1,026,062	739,152

STATEMENTS OF CASH FLOWS DATA

(In thousands)
For the Years Ended December 31,

	2008	2007	2006
Cash flow provided by operating activities	$ 402,607	$ 363,591	$ 318,989
Maintenance capital expenditures	(59,779)	(55,483)	(54,267)
Capital expenditures associated with Semass Fire	(3,065)	(18,144)	–
Capital expenditures associated with certain acquisitions	(17,126)	(12,121)	–
Capital expenditures associated with technology development	(6,742)	–	–
Pre-construction development projects	(1,208)	–	–
Total purchases of property, plant and equipment	(87,920)	(85,748)	(54,267)
Acquisition of businesses, net of cash acquired	(73,393)	(110,465)	–
Purchase of equity interests	(18,503)	(11,199)	–
Acquisition of land use rights	(16,727)	–	–
Acquisition of non-controlling interest in subsidiary	–	–	(27,500)
Proceeds from equity and rights offerings, net	–	135,757	20,498
Proceeds from borrowings on long-term debt	–	949,907	97,619
Principal payments on long-term debt	(6,877)	(1,181,130)	(140,638)
Principal payments on project debt	(187,800)	(164,167)	(151,095)
Net increase (decrease) in cash and cash equivalents	42,987	(84,036)	104,886
Cash paid for interest	114,207	146,677	205,807
Cash paid for income taxes	22,979	24,122	17,398

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS

Samuel Zell
Chairman of the Board
Covanta Holding Corporation
Chairman of the Board
Equity Group Investments, L.L.C.

David M. Barse
President and Chief Executive Officer
Third Avenue Management LLC

Ronald J. Broglio
President
RJB Associates

Peter C.B. Bynoe
Managing Director
Loop Capital LLC

Linda J. Fisher
Vice President, Safety, Health & Environment and Chief Sustainability Officer
E.I. du Pont de Nemours and Company

Richard L. Huber
Managing Director, Chief Executive Officer and Principal
Norte-Sur Partners

Anthony J. Orlando
President and Chief Executive Officer
Covanta Holding Corporation

William C. Pate
Managing Director
Equity Group Investments, L.L.C.

Robert S. Silberman
Chairman of the Board of Directors and Chief Executive Officer
Strayer Education, Inc.

Jean Smith
Consultant

Clayton Yeutter
Senior Advisor
Hogan & Hartson LLP

SENIOR MANAGEMENT

Anthony J. Orlando
President and Chief Executive Officer

John M. Klett
Executive Vice President and Chief Operating Officer

Mark A. Pytosh
Executive Vice President and Chief Financial Officer

Timothy J. Simpson
Executive Vice President, General Counsel and Secretary

Paul Gilman
Senior Vice President and Chief Sustainability Officer

Thomas E. Bucks
Vice President and Chief Accounting Officer

Seth Myones
President, Americas
Covanta Energy Corporation

Scott W. Whitney
President, Europe
Covanta Energy Corporation

Allard M. Nooy
President, Asia Pacific
Covanta Energy Corporation

In 2008, our Chief Executive Officer submitted to the New York Stock Exchange ("NYSE") the annual certification regarding Covanta's compliance with the NYSE's corporate governance listing standards, stating that he was not aware of any violation of the NYSE corporate governance listing standards. In addition, our Chief Executive Officer and Chief Financial Officer provided all certifications required by the U.S. Securities and Exchange Commission regarding the quality of Covanta's public disclosures in its reports during 2008.

SHAREHOLDER INFORMATION

CORPORATE OFFICE

Covanta Holding Corporation
40 Lane Road
Fairfield, NJ 07004
www.covantaholding.com

INDEPENDENT ACCOUNTANTS AND AUDITORS

Ernst & Young LLP
Metropark, NJ

INVESTOR SERVICES

If you have questions regarding security ownership or would like to request printed information, including the most recent Form 10-K, please contact the Company's Investor Relations Department. Write to the corporate office address, *Attention: Investor Relations Department*, or call 973.882.7001.

Please send change of address notices directly to the Transfer Agent.

TRANSFER AGENT

American Stock Transfer and Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
800.937.5449
718.921.8124
718.236.2641 Fax

OVERNIGHT ADDRESS

American Stock Transfer and Trust Company
Operations Center
6201 15th Avenue
Brooklyn, NY 11219

This 2008 Annual Report to Shareholders ("2008 Annual Report") contains an overview of our business, as well as information regarding our operations during fiscal 2008 and other information that our shareholders may find useful. Our 2008 Annual Report includes certain items from our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission ("SEC") on March 2, 2009. (the "2008 Form 10-K"). Please note, however, that the 2008 Form 10-K is not incorporated by reference into this 2008 Annual Report.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this 2008 Annual Report may constitute "forward-looking" statements as defined in Section 27A of the Securities Act of 1933 (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), or in releases made by the SEC, all as may be amended from time to time. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance, or achievements of Covanta and its subsidiaries, or industry results, to differ materially from any future results, performance, or achievements expressed or implied by such forward-looking statements. Statements that are not historical fact are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the words "plan," "believe," "expect," "anticipate," "intend," "estimate," "project," "may," "will," "would," "could," "should," "seeks," or "scheduled to," or other similar words, or the negative of these terms or other variations of these terms or comparable language, or by discussion of strategy or intentions. These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the "safe harbor" provisions of such laws. Covanta cautions investors that any forward-looking statements made by Covanta are not guarantees or indicative of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements with respect to Covanta, include, but are not limited to, those factors, risks, and uncertainties that are described in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2008, and in securities filings by Covanta with the SEC.

Although Covanta believes that its plans, intentions, and expectations reflected in or suggested by such forward-looking statements are reasonable, actual results could differ materially from a projection or assumption in any forward-looking statements. Covanta's future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties. The forward-looking statements contained in this 2008 Annual Report are made only as of the date hereof and Covanta does not have or undertake any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events, or otherwise, unless otherwise required by law.

PERFORMANCE GRAPH

The following graph sets forth a comparison of the yearly percentage change in the Company's cumulative total stockholder return on common stock with the Standard & Poor's 500 Stock Index* and the Dow Jones Waste & Disposal Services Index ("DJ Waste & Disposal Services Index").** The foregoing cumulative total returns are computed assuming (a) an initial investment of $100, and (b) the reinvestment of dividends at the frequency which dividends were paid during the applicable years. The Company has never paid any dividends on shares of common stock. The graph below reflects comparative information for the five fiscal years beginning with the close of trading on December 31, 2003, and ending December 31, 2008. The stockholder return reflected below is not necessarily indicative of future performance.



$1,200
$1,000
$800
$600
$400
$200
$0
12/03
6/04
12/04
6/05
12/05
6/06
12/06
6/07
12/07
6/08
12/08
Covanta Holding Corporation
Standard & Poor's 500 Stock Index
DJ Waste & Disposal Services Index

* The Standard & Poor's 500 Stock Index is a capitalization-weighted index of 500 stocks designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

** The DJ Waste & Disposal Services Index is maintained by Dow Jones & Company, Inc. As described by Dow Jones, the DJ Waste & Services Index consists of providers of pollution control and environmental services for the management, recovery and disposal of solid and hazardous waste materials, such as landfills and recycling centers.

About the production of this book

PRINTING

This book was printed in its entirety using the latest ultraviolet (UV) technology. UV inks do not produce harmful by-products like standard printing inks. This eliminates the need for solvents that release volatile organic compounds (VOCs) into the atmosphere. Empty ink containers require no special disposal method and UV printed material can be safely recycled. The printer of this book is certified by the Forest Stewardship Council (FSC), ensuring that it meets the highest standards of responsible forest management.

FSC

PAPER

The paper in this book is Environment® Ultra Bright White by Neenah Paper, which is manufactured from 80% post-consumer fiber using 100% certified renewable energy. It has a neutral pH and is processed without the use of elemental chlorine chemistry. Environment Ultra Bright White is also certified by SmartWood, a program of the Rainforest Alliance, to the FSC standards.

FSC Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SW-COC-001613
© 1996 Forest Stewardship Council



DESIGN: PETRICK DESIGN, CHICAGO



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